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As Filed Pursuant to Rule 424(b)(2)
Registration No. 333-61394

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED AUGUST 15, 2002

3,000,000 Shares

Tanger Factory Outlet Centers, Inc.

Common Shares

        We are offering 3,000,000 common shares, par value $0.01 per share, to certain investment advisory clients of Cohen & Steers Capital Management, Inc.

        Our common shares are listed on the New York Stock Exchange under the symbol "SKT." The last reported sale on August 30, 2005 was $27.28 per share.

	Price	Discounts and Commissions	Proceeds to the Company
Per Share	$27.09	$—	$27.09
Total	$81,270,000	$—	$81,270,000

        Delivery of the common shares will be made on or about September 2, 2005.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus to which it relates are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 31, 2005.

TABLE OF CONTENTS

Prospectus Supplement

        You should rely only on the information contained in this prospectus supplement and the accompanying prospectus or incorporated by reference in these documents. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

        We are providing information to you about our company and common shares in this prospectus supplement and the accompanying prospectus. If the information in this prospectus supplement differs from that in the accompanying prospectus, you should rely on the information in this prospectus supplement.

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FORWARD-LOOKING STATEMENTS

        Certain statements contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, including, without limitation, statements containing the words "believes," "anticipates," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements by us, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following:

  •
  national and local general economic and market conditions;

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  demographic changes; our ability to sustain, manage or forecast our growth; existing government regulations and changes in, or the failure to comply with, government regulations;

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  adverse publicity; liability and other claims asserted against us;

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  competition;

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  the risk that we may not be able to finance our planned development activities;

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  risks related to the retail industry in which we compete, including the potential adverse impact of external factors such as inflation, tenant demand for space, consumer confidence, unemployment rates and consumer tastes and preferences;

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  risks associated with our development activities, such as the potential for cost overruns, delays and lack of predictability with respect to the financial returns associated with these development activities;

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  risks associated with real estate ownership, such as the potential adverse impact of changes in the local economic climate on the revenues and the value of our properties;

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  risks that a significant number of tenants may become unable to meet their lease obligations or that we may be unable to renew or re-lease a significant amount of available space on economically favorable terms;

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  fluctuations and difficulty in forecasting operating results; changes in business strategy or development plans;

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  business disruptions;

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  the ability to attract and retain qualified personnel;

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  the ability to realize planned costs savings in acquisitions; and

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  retention of earnings.

        Certain of these factors are discussed in more detail elsewhere in, or incorporated by reference in, our Annual Report on Form 10-K for the year ended December 31, 2004, this prospectus supplement and the accompanying prospectus, including, without limitation, under the captions "The Company and the Operating Partnership," "Selected Consolidated Financial Data" and "Risk Factors" in the accompanying prospectus. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained or incorporated by reference in this prospectus supplement and the accompanying prospectus to reflect future events or developments.

CAPITALIZATION

        The following table sets forth our capitalization as of June 30, 2005, and as adjusted to give effect to the sale on such date by us of the common shares offered in the offering and the anticipated use of proceeds from the offering as described under "Use of Proceeds."

	As of June 30, 2005 Unaudited
	Historical	As Adjusted
	(In thousands)
Debt:
Senior, unsecured notes	$100,000	$100,000
Mortgages payable	290,197	290,197
Unsecured note	53,500	53,500
Unsecured lines of credit(2)	45,330	—

Total debt	489,027	443,697

Minority interest:
Minority interest in operating partnership	31,963	31,963
Minority interest in consolidated joint venture	225,103	225,103

Total minority interest	257,066	257,066

Shareholders' equity:
Common shares, $.01 par value, 50,000,000 shares authorized, 27,695,016 shares issued and outstanding, Historical, and 30,695,016 shares issued and outstanding, As Adjusted(1)	277	307
Paid in capital	278,811	359,801
Distributions in excess of net income	(126,436)	(126,436)
Deferred compensation	(6,372)	(6,372)
Accumulated other comprehensive loss	(362)	(362)

Total shareholders' equity	145,918	226,938

Total capitalization	$892,011	$927,701

(1)
Does not include 6,066,610 common shares reserved for issuance upon exchange of issued and outstanding partnership units, 613,540 common shares issuable upon exchange of general partnership units issuable upon the exercise of outstanding unit options, and 80,000 common shares issuable upon the exercise of outstanding share options.

(2)
Approximately $35.7 million of the anticipated net proceeds will be temporarily invested in short term investment grade securities.

USE OF PROCEEDS

        We estimate the proceeds of this offering after the payment of associated expenses to be approximately $81.0 million. We intend to use such proceeds to fund, in part, our previously announced $285.5 million acquisition of the remaining two-thirds interest in the Charter Oak portfolio owned by an affiliate of Blackstone Real Estate Advisors.

DESCRIPTION OF PREFERRED SHARES

        We are authorized to issue 1,000,000 Class A Preferred Shares, 8,000,000 Class B Preferred Shares, 8,000,000 Class C Preferred Shares and 8,000,000 Class D Preferred Shares. In 1993, we issued 300,000 Class A Cumulative Convertible Redeemable Preferred Shares in the form of 3,000,000 Depositary

Shares. During 2003 all of these shares that had not already converted to common shares were either converted to common shares or redeemed. As of June 30, 2005, no preferred shares were outstanding.

CERTAIN U. S. FEDERAL INCOME TAX CONSEQUENCES

        The following is a summary of material federal income tax considerations related to our real estate investment trust election and this offering of our common stock. This summary is for general information only and is not tax advice.

        The information in this section is based on:

  •
  the Internal Revenue Code;

  •
  current, temporary and proposed Treasury Regulations promulgated under the Internal Revenue Code;

  •
  the legislative history of the Internal Revenue Code;

  •
  current administrative interpretations and practices of the Internal Revenue Service; and

  •
  court decisions,

        all as of the date of this prospectus supplement. In addition, the administrative interpretations and practices of the Internal Revenue Service include its practices and policies as expressed in private letter rulings which are not binding on the Internal Revenue Service, except with respect to the particular taxpayers who requested and received such rulings. Future legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may adversely affect, perhaps retroactively, the tax considerations contained in this discussion. Any change could apply retroactively to transactions preceding the date of the change. We have not requested, and do not plan to request, any rulings from the Internal Revenue Service concerning our tax treatment and the statements in this prospectus supplement are not binding on the Internal Revenue Service or a court. Thus, we can provide no assurance that the tax considerations contained in this discussion will not be challenged by the Internal Revenue Service or sustained by a court if challenged by the Internal Revenue Service. This summary does not discuss any state, local or foreign tax consequences associated with the acquisition, ownership, sale or other disposition of our common stock or our election to be taxed as a real estate investment trust.

        You are urged to consult your tax advisors regarding the specific tax consequences to you of:

  •
  the acquisition, ownership, and/or sale or other disposition of the common stock offered under this prospectus supplement, including the federal, state, local, foreign and other tax consequences,

  •
  our election to be taxed as a real estate investment trust for federal income tax purposes, and

  •
  potential changes in the tax laws.

Taxation Of Tanger Factory Outlet Centers, Inc.

General

        We elected to be taxed as a real estate investment trust under Sections 856 through 860 of the Internal Revenue Code, commencing with our taxable year ended December 31, 1993. We believe we have been organized and have operated in a manner which allows us to qualify for taxation as a real estate investment trust under the Internal Revenue Code commencing with our taxable year ended December 31, 1993. We intend to continue to operate in this manner. However, no assurance can be given that we have operated or will continue to operate in a manner so as to qualify or remain qualified as a real estate investment trust. See "—Failure to Qualify" below.

        The sections of the Internal Revenue Code that relate to the qualification and operation as a real estate investment trust are highly technical and complex. The following describes the material aspects of these sections of the Internal Revenue Code that govern the federal income tax treatment of a real estate investment trust. This summary is qualified in its entirety by the Internal Revenue Code, relevant rules and Treasury Regulations promulgated under the Internal Revenue Code, and administrative and judicial interpretations of the Internal Revenue Code, and these rules and Treasury Regulations.

        Our qualification and taxation as a real estate investment trust depends upon our ability to meet the various qualification tests imposed under the Internal Revenue Code and discussed below relating to our actual annual operating results, asset composition, distribution levels and diversity of share ownership. Accordingly, no assurance can be given that the actual results of our operation in any particular taxable year will satisfy such requirements. Further, the anticipated income tax treatment described in this prospectus supplement may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. See "—Failure to Qualify" below.

        If we qualify for taxation as a real estate investment trust, we generally will not be required to pay federal corporate income taxes on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the "double taxation" that generally results from investment in a corporation. Double taxation means taxation once at the corporate level when income is earned and once again at the shareholder level when such income is distributed. We will be required to pay federal income taxes, however, as follows:

        —We will be required to pay tax at regular corporate rates on any undistributed "real estate investment trust taxable income," including undistributed net capital gains.

        —We may be required to pay the "alternative minimum tax" on our items of tax preference under some circumstances.

        —If we have (a) net income from the sale or other disposition of "foreclosure property," held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. Foreclosure property is generally defined as property acquired through foreclosure or after a default on a loan secured by the property or on a lease of the property.

        —We will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business.

        —If we fail to satisfy the 75% or 95% gross income test, as described below, but have otherwise maintained our qualification as a real estate investment trust because certain other requirements are met, we will be required to pay a tax equal to (a) the gross income attributable to (A) the greater of (i) the amount by which 75% of our gross income exceeds the amount qualifying under the 75% gross income test described below and (ii) the amount by which 95% (90% for taxable years ending on or before December 31, 2004) of our gross income exceeds the amount qualifying under the 95% gross income test described below multiplied by (b) a fraction intended to reflect our profitability.

        —If we fail to satisfy any of the real estate investment trust asset tests, as described below, by more than a de minimis amount, due to reasonable cause and we nonetheless maintain our real estate investment trust qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets.

        —If we fail to satisfy any provision of the Internal Revenue Code that would result in our failure to qualify as a real estate investment trust (other than a violation of the gross income tests or certain violations of asset tests described below) and the violation is due to reasonable cause, we may retain our real estate investment trust qualification but we will be required to pay a penalty of $50,000 for each such failure.

        —We will be required to pay a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we fail to distribute during each calendar year at least the sum of (a) 85% of our ordinary income for the year, (b) 95% of our real estate investment trust capital gain net income for the year, and (c) any undistributed taxable income from prior periods.

        —If we acquire any asset from a corporation which is or has been a C corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we subsequently recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then we will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case determined as of the date on which we acquired the asset. The results described in this paragraph with respect to the recognition of gain assume that the C corporation will refrain from making an election to receive different treatment under existing Treasury Regulations on its tax return for the year in which we acquire an asset from the C corporation.

        —We will be subject to a 100% penalty tax on any redetermined rents, redetermined deductions or excess interest. In general, redetermined rents are rents from real property that are overstated as a result of services furnished by a "taxable REIT subsidiary" of ours to any of our tenants. See "—Ownership of Interests in Taxable REIT Subsidiaries." Redetermined deductions and excess interest represent amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm's length negotiations.

Requirements for Qualification as a Real Estate Investment Trust

        The Internal Revenue Code defines a real estate investment trust as a corporation, trust or association:

  (1)
  that is managed by one or more trustees or directors;

  (2)
  that issues transferable shares or transferable certificates to evidence beneficial ownership;

  (3)
  that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Internal Revenue Code;

  (4)
  that is not a financial institution or an insurance company within the meaning of the Internal Revenue Code;

  (5)
  that is beneficially owned by 100 or more persons;

  (6)
  not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including specified entities, during the last half of each taxable year; and

  (7)
  that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

        The Internal Revenue Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a real estate investment trust. For purposes of condition (6), specified tax-exempt entities, including pension funds, generally are treated as individuals, except a "look-through" exception applies with respect to pension funds.

        We believe that we have been organized and operated in a manner that has allowed us to satisfy conditions (1) through (7) above. In addition, our charter provides for restrictions regarding the ownership and transfer of our shares. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These stock ownership and transfer restrictions are described in "Restrictions on Ownership and Transfer." These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a real estate investment trust will terminate. If, however, we comply with the rules contained in the Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, and would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement.

        In addition, a corporation may not be a real estate investment trust unless its taxable year is the calendar year. We have and will continue to have a calendar taxable year.

Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries

        In the case a real estate investment trust which is a partner in a partnership or a member in a limited liability company treated as a partnership for federal income tax purposes, Treasury Regulations provide that the real estate investment trust will be deemed to own its proportionate share of the assets of the partnership or limited liability company, as the case may be, based on its interest in partnership capital, subject to special rules relating to the 10% real estate investment trust asset test described below. Also, the real estate investment trust will be deemed to be entitled to the income of the partnership or limited liability company attributable to its pro rata share of the assets of that entity. The character of the assets and gross income of the partnership or limited liability company retains the same character in the hands of the real estate investment trust for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, our pro rata share of the assets and items of income of our Operating Partnership, including our Operating Partnership's share of these items of any partnership or limited liability company in which it owns an interest, are treated as our assets and items of income for purposes of applying the requirements described in this prospectus supplement, including the income and asset tests described below. We have included a brief summary of the rules governing the federal income taxation of partnerships and limited liability companies and their partners or members below in "—Tax Aspects of the Operating Partnership." We have control of our Operating Partnership and intend to continue to operate them in a manner consistent with the requirements for our qualification as a real estate investment trust. In the future, we may be a limited partner or non-managing member in a partnership or limited liability company. If such a partnership or limited liability company were to take actions which could jeopardize our status as a real estate investment trust or require us to pay tax, we could be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a real estate investment trust income or asset test, and that we would not become aware of such action in a time frame which would allow us to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a real estate investment trust unless entitled to relief, as described below. See "—Failure to Qualify" below.

        We may from time to time own and operate certain properties through wholly owned subsidiaries that we intend to be treated as "qualified REIT subsidiaries" under the Code. A corporation will qualify as our qualified REIT subsidiary if we own 100% of its outstanding stock and we do not elect with the subsidiary to treat it as a "taxable REIT subsidiary," described below. For federal income tax purposes, a qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, deduction and credit (as the case may be) of the parent real estate investment trust for all purposes under the Code, including the real estate investment trust qualification tests. Thus, in applying the requirements described in this prospectus supplement, any qualified REIT subsidiaries we own are ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiaries are treated as our assets, liabilities and items of income, deduction, and credit. A qualified REIT subsidiary is not required to pay federal income tax, and our ownership of the stock of a qualified REIT subsidiary will not violate the restrictions on ownership of securities of any one issuer that constitute more than 10% of the voting power or value of such issuer's securities or more than 5% of the value of our total assets, as described below in "—Asset Tests."

Ownership of Interests in Taxable REIT Subsidiaries

        A taxable REIT subsidiary is a corporation other than a real estate investment trust in which a real estate investment trust directly or indirectly holds stock and that has made a joint election with that real estate investment trust to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary also includes any corporation other than a real estate investment trust with respect to which a taxable REIT subsidiary owns securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation. A taxable REIT subsidiary may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent real estate investment trust, except that a taxable REIT subsidiary may not directly or indirectly operate or manage a lodging or health care facility or directly or indirectly provide to any other person (under a franchise, license or otherwise) rights to any brand name under which any lodging or health care facility is operated. A taxable REIT subsidiary is subject to federal income tax, and state and local income tax where applicable, as a regular C corporation. In addition, a taxable REIT subsidiary may be prevented from deducting interest on debt that directly or indirectly funded by its parent real estate investment trust if certain tests regarding the taxable REIT subsidiary's debt-to-equity ratio and interest expense are satisfied. We own an interest in Tanger Development Corporation, which has jointly elected with us to be treated as a taxable REIT subsidiary, and we may own interests in one or more additional taxable REIT subsidiaries in the future.

        Dividends from a taxable REIT subsidiary will be nonqualifying income for purposes of the 75%, but not the 95% gross income tests (discussed below under—"Income Tests").

Income Tests

        We must satisfy two gross income requirements annually to maintain our qualification as a real estate investment trust.

        —First, each taxable year we must derive directly or indirectly at least 75% of our gross income, excluding gross income from prohibited transactions, from (a) investments relating to real property or mortgages on real property, including "rents from real property" and, in some circumstances, interest, or (b) specified types of temporary investments.

        —Second, each taxable year we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from (a) the real property investments described above, (b) dividends, interest and gain from the sale or disposition of shares or securities, or (c) any combination of the foregoing.

        For these purposes, the term "interest" generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. An amount received or accrued generally will not be excluded from the term "interest," however, solely by reason of being based on a fixed percentage or percentages of receipts or sales.

        Rents we receive will qualify as "rents from real property" in satisfying the gross income requirements for a real estate investment trust described above only if the following conditions are met:

        —The amount of rent must not be based in any way on the income or profits of any person. An amount received or accrued generally will not be excluded from the term "rents from real property," however, solely by reason of being based on a fixed percentage or percentages of receipts or sales.

        —We, or an actual or constructive owner of 10% or more of our capital shares, do not actually or constructively own 10% or more of the interests in the tenant. Rents received from such tenant that is a taxable REIT subsidiary, however, will not be excluded from the definition of "rents from real property" if at least 90% of the space of the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT subsidiary are comparable to rents paid by our other tenants for comparable space. For taxable years beginning on or after January 1, 2005, whether rents paid by a taxable REIT subsidiary are substantially comparable to rents paid by other tenants is determined at the time the lease with the taxable REIT subsidiary is entered into, extended, and modified, if such modification increases the rents due under such lease; provided, however, that if a lease with a "controlled taxable REIT subsidiary" is modified and such modification results in an increase in the rents payable by such taxable REIT subsidiary, any such increase will not qualify as "rents from real property." For purposes of this rule, a "controlled taxable REIT subsidiary" is a taxable REIT subsidiary in which we own stock possessing more than 50% of the voting power or more than 50% of the total value.

        —Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of rent attributable to personal property will not qualify as "rents from real property."

        —For rents received to qualify as "rents from real property," we generally must not operate or manage the property or furnish or render services to our tenants, subject to a 1% de minimis exception, other than through a taxable REIT subsidiary or an independent contractor from whom we derive no revenue. We may, however, perform services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. Examples of these services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, we may employ an independent contractor to provide customary services, or a taxable REIT subsidiary, which may be wholly or partially owned by us, to provide both customary and non-customary services to our tenants without causing the rent we receive from those tenants to fail to qualify as "rents from real property." Any amounts we receive from a taxable REIT subsidiary with respect to the taxable REIT subsidiary's provision of noncustomary services will, however, be nonqualifying income under the 75% gross income test and, except to the extent received through the payment of dividends, the 95% real estate investment trust gross income test.

        We generally do not intend, and as a general partner of our Operating Partnership, do not intend to permit our Operating Partnership, to take actions we believe will cause us to fail to satisfy the rental conditions described above. However, we may intentionally fail to satisfy some of these conditions to the extent we conclude, based on the advice of our tax counsel, the failure will not jeopardize our tax status as a real estate investment trust. In addition, with respect to the limitation on the rental of personal property, we have not obtained appraisals of the real property and personal property leased to tenants. Accordingly, there can be no assurance that the IRS will agree with our determination of value. From time to time, we enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Except to the extent provided by Treasury Regulations, any income we derive from a hedging transaction which is clearly identified as such as specified in the Code, including gain from the sale or disposition of such a transaction, will not constitute gross income for purposes of the 95% gross income test, and therefore will be exempt from this test, but only to the extent that the transaction hedges indebtedness incurred or to be incurred by us to acquire or carry real estate. Income from any hedging transaction will, however, be nonqualifying for purposes of the 75% gross income test. The term "hedging transaction," as used above, generally means any transaction we enter into in the normal course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, by us. To the extent that we hedge with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a real estate investment trust.

        To the extent our taxable REIT subsidiary pays dividends, such dividend income will qualify under the 95%, but not the 75%, gross income test. We intend to monitor the amount of the dividend and other income from our taxable REIT subsidiary and we intend to take actions to keep this income, and any other nonqualifying income, within the limitations of the gross income tests. While we expect these actions will prevent a violation of the gross income tests, we cannot guarantee that such actions will in all cases prevent such a violation.

        If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a real estate investment trust for the year if we are entitled to relief under the Internal Revenue Code. Commencing with our taxable year beginning January 1, 2005, we may avail ourselves of the relief provisions if:

        —following our identification of the failure to meet the 75% or 95% gross income tests for any taxable year, we file a schedule with the Internal Revenue Service setting forth each item of our gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury Regulations to be issued; and

        —our failure to meet these tests was due to reasonable cause and not due to willful neglect.

        For taxable years beginning prior to January 1, 2005, we may avail ourselves of the relief provisions if:

        —our failure to meet these tests was due to reasonable cause and not due to willful neglect;

        —we attached a schedule of the sources of our income to our federal income tax return; and

        —any incorrect information on the schedule was not due to fraud with intent to evade tax.

        It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive exceeds the limits on nonqualifying income, the Internal Revenue Service could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a real estate investment trust. As discussed above in "Taxation of Tanger Factory Outlet Centers, Inc.—General" above, even if these relief provisions apply, and we retain our status as a real estate investment trust, a tax would be imposed with respect to our nonqualifying income. We may not always be able to maintain compliance with the gross income tests for real estate investment trust qualification despite our periodic monitoring of our income.

  Prohibited Transaction Income

        Any gain realized by us on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Our gain includes our share of any such gain realized by any partnerships or other entities treated as partnerships in which we own an interest or by our qualified REIT subsidiaries. This prohibited transaction income may also adversely affect our ability to satisfy the income tests for qualification as a real estate investment trust. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. We intend to hold our properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning our properties and other properties. We intend to make occasional sales of our properties as are consistent with our investment objectives. The Internal Revenue Service may contend, however, that one or more of these sales is subject to the 100% penalty tax.

Penalty Tests

        Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of services furnished by a taxable REIT subsidiary to any of our tenants, and redetermined deductions and excess interest represent amounts that are deducted by a taxable REIT subsidiary for amounts paid to us that are in excess of the amounts that would have been deducted based on arm's length negotiations. Rents we receive will not constitute redetermined rents if they qualify for the safe harbor provisions contained in the Internal Revenue Code. Safe harbor provisions are provided where:

        —Amounts are received by a real estate investment trust for services customarily furnished or rendered in connection with the rental of real property. This safe harbor, however, is no longer available commencing with our taxable year beginning January 1, 2005;

        —Amounts are excluded from the definition of impermissible tenant service income as a result of satisfying a 1% de minimis exception;

        —The taxable REIT subsidiary renders a significant amount of similar services to unrelated parties and the charges for such services are substantially comparable;

        —Rents paid to the real estate investment trust by tenants who are not receiving services from the taxable REIT subsidiary are substantially comparable to the rents paid by the real estate investment trust's tenants leasing comparable space who are receiving such services from the taxable REIT subsidiary and the charge for the services is separately stated; and

        —The taxable REIT subsidiary's gross income from the service is not less than 150% of the subsidiary's direct cost in furnishing the service.

Asset Tests

        At the close of each quarter of our taxable year, we also must satisfy four tests relating to the nature and composition of our assets:

        —First, at least 75% of the value of our assets must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include stock or debt instruments that are purchased with the proceeds of a share offering or a public debt offering with a term of at least five years, but only for the one year period beginning on the date we received such proceeds.

        —Second, not more than 25% of our total assets may be represented by securities, other than those securities includable in the 75% asset test.

        —Third, for taxable years ending on or prior to December 31, 2000, of the investments included in the 25% asset class, the value of any one issuer's securities owned by us may not exceed 5% of the value of our total assets and we may not own more than 10% of any one issuer's outstanding voting securities.

        —Fourth, for taxable years beginning after December 31, 2000, not more than 20% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries.

        —Finally, except for the securities of a taxable REIT subsidiary and securities included in the 75% asset test, not more than 5% of the value of our assets may be represented by securities of any one issuer, we may not own more than 10% of any one issuer's outstanding voting securities and we may not own more than 10% of the value of any one issuer's securities. For our taxable years commencing after December 31, 2000, certain types of securities, including certain "straight debt" securities, are disregarded as securities solely for purposes of the 10% value test. In addition, commencing with our taxable year beginning January 1, 2005, solely for purposes of the 10% value test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purposes certain securities described in the Internal Revenue Code. Straight debt is any written unconditional promise to pay on demand or on a specified date a fixed amount of money if the interest rate and interest payment dates are not contingent on profits, the borrower's discretion or similar factors and the debt is not convertible, directly or indirectly, into stock.

        After initially meeting the asset tests at the close of any quarter, we will not lose our status as a real estate investment trust for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire securities or other property during a quarter, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. For this purpose, an increase in our interests in a partnership or limited liability company will be treated as an acquisition of a portion of the securities or other property owned by the partnership or limited liability company. We believe we have maintained and intend to continue to maintain adequate records of the value of our assets to ensure compliance with the asset tests. In addition, we intend to take such other actions within the 30 days after the close of any quarter as may be required to cure any noncompliance. If we fail to cure noncompliance with the asset tests within this time period, we would cease to qualify as a real estate investment trust.

        Commencing with our taxable year beginning January 1, 2005, certain relief provisions may be available to us if we fail to satisfy the real estate investment trust asset tests described above after the 30 day cure period. Under these provisions, we will be deemed to have met the 5% and 10% asset tests if the value of our non-qualifying assets (i) does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000 and (ii) we dispose of the non-qualifying assets within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued. For violations due to reasonable cause and not willful neglect that are in excess of the de minimis exception described above, we may avoid disqualification as a real estate investment trust under any of the asset tests, after the 30 day cure period, by taking steps including (i) the disposition of sufficient assets to meet the asset test within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets, and (iii) disclosing certain information to the Internal Revenue Service. Although we plan to take steps to ensure that we satisfy the various steps described above, there can be no assurance that out efforts will always be successful. If we cannot avail ourselves of these relief provisions, we would cease to qualify as a real estate investment trust. See "—Failure to Qualify" below.

Annual Distribution Requirements

        To maintain our qualification as a real estate investment trust, we are required to distribute dividends, other than capital gain dividends, to our shareholders in an amount at least equal to the sum of:

        —90% of our "real estate investment trust taxable income;" and

        —90% of our after tax net income, if any, from foreclosure property; minus

        —the excess of the sum of specified items of non-cash income over 5% of our "real estate investment trust taxable income." Our "real estate investment trust taxable income" is computed without regard to the dividends paid deduction and our net capital gain. For purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount on purchase money debt, or a like-kind exchange that is later determined to be taxable.

        If we acquire any asset from a corporation which is or has been a C corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we subsequently recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then we will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (a) the fair market value of the asset over (b) its adjusted basis in the asset, in each case determined as of the date on which we acquired the asset. The results described in this paragraph with respect to the recognition of gain assume that the necessary parties make or refrain from making appropriate elections under the Treasury Regulations then in effect.

        These distributions must be paid in the taxable year to which they relate, or in the following taxable year if they are declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment after such declaration. The amount distributed must not be preferential. To avoid this treatment, every shareholder of the class of shares to which a distribution is made must be treated the same as every other shareholder of that class, and no class of shares may be treated other than according to its dividend rights as a class. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our "real estate investment trust taxable income," as adjusted, we will be required to pay tax on this income at regular ordinary and capital gain corporate tax rates. We believe we have made and intend to continue to make timely distributions sufficient to satisfy these annual distribution requirements.

        We expect that our "real estate investment trust taxable income" will be less than our cash flow due to the allowance for depreciation and other non-cash charges in computing "real estate investment trust taxable income." Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, it is possible that we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur, in order to meet the distribution requirements, we may need to borrow funds in order to pay dividends or pay dividends in the form of taxable share dividends.

        We may be able to rectify an inadvertent failure to meet the distribution requirement for a year by paying "deficiency dividends" to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being subject to tax on amounts distributed as deficiency dividends. We will be required, however, to pay interest to the Internal Revenue Service based upon the amount of any deduction claimed for deficiency dividends.

        Furthermore, we would be required to pay a 4% excise tax to the extent our actual annual distributions during a calendar year are less than the sum of 85% of our ordinary income for the year,

95% of our capital gain income for the year plus, in each case, any undistributed taxable income from prior periods. Distributions with declaration and record dates falling in the last three months of the calendar year, which are made by the end of January immediately following such year, will be treated as made on December 31 of the prior year. Any taxable income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax.

Failure to Qualify

        If we fail to qualify for taxation as a real estate investment trust in any taxable year, and the relief provisions of the Internal Revenue Code do not apply, we will be required to pay tax, including any alternative minimum tax and possibly increased state and local taxes, on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify as a real estate investment trust will not be deductible by us and we will not be required to distribute any amounts to our shareholders as a result of the provisions in the Internal Revenue Code. As a result, we anticipate that our failure to qualify as a real estate investment trust would reduce the cash available for distribution by us to our shareholders. In addition, if we fail to quality as a real estate investment trust, shareholders will be required to pay tax on all distributions to them at ordinary income rates to the extent of our current and accumulated earnings and profits. In this event, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a real estate investment trust for the four taxable years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

        Commencing with our taxable year beginning January 1, 2005, specified cure provisions are available to us in the event that we violate a provision of the Internal Revenue Code that would otherwise result in our failure to qualify as a real estate investment trust. These cure provisions reduce the instances that could lead to our disqualification as a real estate investment trust for violations due to reasonable cause and instead generally require the payment of a monetary penalty.

Tax Aspects of the Operating Partnership

General

        Substantially all of the Company's investments are held through the Operating Partnership. In addition, our Operating Partnership holds certain of its investments indirectly through subsidiary partnerships and limited liability companies which we expect will be treated as partnerships (or disregarded entities) for federal income tax purposes. In general, partnerships are "pass-through" entities which are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. The Company includes in its income its proportionate share of the foregoing Operating Partnership items for purposes of the various real estate investment trust income tests and in the computation of its real estate investment trust taxable income. Moreover, for purposes of the real estate investment trust asset tests, the Company includes its proportionate share of assets held by the Operating Partnership.

Entity Classification

        Treasury Regulations that apply for tax periods beginning on or after January 1, 1997 provide that an "eligible entity" may elect to be taxed as a partnership for federal income tax purposes. An eligible entity is a domestic business entity not otherwise classified as a corporation and which has at least two members. Unless it elects otherwise, an eligible entity in existence prior to January 1, 1997 will have the same classification for federal income tax purposes that it claimed under the entity classification Treasury Regulations in effect prior to this date. Such an entity's claimed classification will be respected for all prior periods so long as the entity had a reasonable basis for its claimed classification and certain other requirements are met. In addition, an eligible entity which did not exist, or did not claim a classification, prior to January 1, 1997, will be classified as a partnership for federal income tax purposes unless it elects otherwise. The Operating Partnership met the requirements for classification as a partnership under prior law for all periods prior to January 1, 1997 and has claimed and will continue to claim classification as a partnership. Therefore, under the current Treasury Regulations, the Operating Partnership will be taxed as a partnership.

Tax Allocations With Respect to the Centers

        Pursuant to Section 704(c) of the Internal Revenue Code, income, gain, loss and deduction attributable to appreciated or depreciated property (such as the Centers) that is contributed to a partnership in exchange for an interest in the Partnership, must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a "Book-Tax Difference"). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership was formed by way of contributions of appreciated property. Consequently, the Partnership Agreement requires such allocations to be made in a manner consistent with Section 704(c) of the Code.

        In general, the Tanger Family Partnership will be allocated lower amounts of depreciation deductions for tax purposes than such deductions would be if determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets which have a Book-Tax Difference, all income attributable to such Book-Tax Difference will generally be allocated to the Tanger Family Partnership, and the Company will generally be allocated only its share of capital gains attributable to appreciation, if any, occurring after the contribution of such assets to the Operating Partnership. This will tend to eliminate the Book-Tax Difference over the life of the Operating Partnership. However, the special allocation rules of Section 704(c) do not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of the Operating Partnership will cause the Company to be allocated lower depreciation and other deductions, and possibly amounts of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to it as a result of such sale. This may cause the Company to recognize taxable income in excess of cash proceeds, which might adversely affect the Company's ability to comply with the real estate investment trust distribution requirements. See "—Annual Distribution Requirements."

        Treasury Regulations under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for Book-Tax Differences, including retention of the "traditional method" under current law, or the election of certain methods which would permit any distortions caused by a Book-Tax Difference to be entirely rectified on an annual basis or with respect to a specific taxable transaction such as a sale. The Operating Partnership and the Company have determined to use the "traditional method" for accounting for Book-Tax Differences with respect to the Centers initially contributed to the Partnership. As a result of such determination, distributions to shareholders will be comprised of a greater portion of taxable income rather than a return of capital. The Operating Partnership and the Company have not determined which of the alternative methods of accounting for Book-Tax Differences will be elected with respect to Centers contributed to the Partnership in the future.

        With respect to the Centers initially contributed to the Operating Partnership by the Company, as well as any property purchased by the Operating Partnership subsequent to the admission of the Company to the Operating Partnership, such property will initially have a tax basis equal to its fair market value and Section 704(c) of the Code will not apply.

Basis in Operating Partnership Interest

        The Company's adjusted tax basis in its interest in the Operating Partnership generally (i) will be equal to the amount of cash and the basis of any other property contributed to the Operating Partnership by the Company, (ii) will be increased by (a) its allocable share of the Operating Partnership's income and (b) its allocable share of indebtedness of the Operating Partnership and (iii) will be reduced, but not below zero, by the Company's allocable share of (a) losses suffered by the Operating Partnership, (b) the amount of cash distributed to the Company and (c) by constructive distributions resulting from a reduction in the Company's share of indebtedness of the Operating Partnership.

        If the allocation of the Company's distributive share of the Operating Partnership's loss exceeds the adjusted tax basis of the Company's partnership interest in the Operating Partnership, the recognition of such excess loss will be deferred until such time and to the extent that the Company has an adjusted tax basis in its partnership interest. To the extent that the Operating Partnership's distributions, or any decrease in the Company's share of the indebtedness of the Operating Partnership (such decreases being considered a cash distribution to the partners), exceed the Company's adjusted tax basis, such excess distributions (including such constructive distributions) constitute taxable income to the Company. Such taxable income will normally be characterized as a capital gain, and if the Company's interest in the Operating Partnership has been held for longer than the long-term capital gain holding period (currently one year for corporations), the distributions and constructive distributions will constitute long-term capital gains. Under current law, capital gains and ordinary income of corporations are generally taxed at the same marginal rates.

Sale of the Centers

        The Company's share of any gain realized by the Operating Partnership on the sale of any property held by the Operating Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Operating Partnership's trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "—Income Tests." Such prohibited transaction income may also have an adverse effect upon the Company's ability to satisfy the income tests for qualification as a real estate investment trust. See "Taxation of Tanger Factory Outlet Centers, Inc.—General." Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of the Operating Partnership's trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership intends to hold the Centers for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning, and operating the Centers (and other shopping centers) and to make such occasional sales of the Centers, including peripheral land, as are consistent with the Operating Partnership's investment objectives.

Other Tax Consequences

        The Company may be subject to state or local taxation in various state or local jurisdictions, including those in which it transacts business. The state and local tax treatment of the Company may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

Federal Income Tax Considerations for Holders of Our Common Stock

        The following summary describes the principal United States federal income tax consequences to U.S. stockholders (as defined below) of purchasing, owning and disposing of our common stock. This summary deals only with common stock held as a "capital asset" (generally, property held for investment within the meaning of Section 1221 of the Code). It does not address all the tax consequences that may be relevant to you in light of your particular circumstances. In addition, it does not address the tax consequences relevant to persons who receive special treatment under the federal income tax law, except where specifically noted. Holders receiving special treatment include, without limitation:

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  financial institutions, banks and thrifts,

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  insurance companies,

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  tax-exempt organizations,

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  "S" corporations,

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  regulated investment companies and real estate investment trusts,

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  partnerships or other entities treated as partnerships for U.S. income tax purposes,

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  dealers in securities or currencies,

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  persons holding our common stock as a hedge against currency risks or as a position in a straddle, or

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  United States persons whose functional currency is not the United States dollar.

        If you are considering purchasing our common stock, you should consult your tax advisors concerning the application of United States federal income tax laws to your particular situation as well as any consequences of the purchase, ownership and disposition of our common stock arising under the laws of any state, local or foreign taxing jurisdiction.

        When we use the term "U.S. stockholder," we mean a holder of shares of our common stock who, for United States federal income tax purposes:

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  is a citizen or resident of the United States,

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  is a corporation, partnership or other entity created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia unless, in the case of a partnership, Treasury regulations provide otherwise,

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  is an estate the income of which is subject to United States federal income taxation regardless of its source, or

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  is a trust whose administration is subject to the primary supervision of a United States court and

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  which has one or more United States persons who have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in the Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to this date that elect to continue to be treated as United States persons, also will be considered U.S. stockholders.

Taxation of Taxable U.S. Stockholders Generally

        Distributions Generally.    Distributions out of our current or accumulated earnings and profits will be treated as dividends and, other than with respect to capital gain dividends, and certain amounts that have previously been subject to corporate level tax, discussed below, will be taxable to our taxable U.S.

stockholders as ordinary income. See "—Tax Rates" below. As long as we qualify as a real estate investment trust, these distributions will not be eligible for the dividends-received deduction in the case of U.S. stockholders that are corporations.

        To the extent that we make distributions in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. stockholder. This treatment will reduce the adjusted tax basis that each U.S. stockholder has in its shares of stock for tax purposes by the amount of the distribution, but not below zero. Distributions in excess of a U.S. stockholder's adjusted tax basis in his shares will be taxable as capital gains. Such gain will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and which are payable to a stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following year. U.S. stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

        Capital Gain Distributions.    Distributions that we properly designate as capital gain dividends will be taxable to our taxable U.S. stockholders as gain from the sale or disposition of a capital asset, to the extent that such gain does not exceed our actual net capital gain for the taxable year. As described in "—Tax Rates" below, these gains may be taxable to non-corporate U.S. stockholders at a 15% or 25% rate. U.S. stockholders that are corporations may, however, be required to treat up to 20% of some capital gain dividends as ordinary income.

        Passive Activity Losses and Investment Interest Limitations.    Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as passive activity income. As a result, U.S. stockholders generally will not be able to apply any "passive losses" against this income or gain. A U.S. stockholder may elect to treat capital gain dividends, capital gains from the disposition of stock and qualified dividend income as investment income for purposes of computing the investment interest limitation, but in such case, the stockholder will be taxed at ordinary income rates on such amount. Other distributions made by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

        Retention of Capital Gains.    We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gains. If we make this election, we would pay tax on our retained net capital gains. In addition, to the extent we so elect, a U.S. stockholder generally would:

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  include its pro rata share of our undistributed net capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls, subject to certain limitations as to the amount that is includable,

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  be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. stockholder's capital gains,

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  receive a credit or refund for the amount of tax deemed paid by it,

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  increase the adjusted basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it, and

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  in the case of a U.S. stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury regulations to be promulgated by the IRS.

        Dispositions of Our Common Stock.    If a U.S. stockholder sells or disposes of its shares of our common stock, it will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and its adjusted basis in the shares for tax purposes. This gain or loss will be capital if it has held the common stock as a capital asset. This gain or loss will be long-term capital gain or loss if it has held the common stock for more than one year. In general, if a U.S. stockholder recognizes loss upon the sale or other disposition of our common stock that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss to the extent the U.S. stockholder received distributions from us which were required to be treated as long-term capital gains.

        Tax Rates.    The maximum tax rate for non-corporate taxpayers for (i) capital gains, including "capital gain dividends," has generally been reduced to 15% (although depending on the characteristics of the assets which produced these gains and on designations which we may make, certain capital gain dividends may be taxed at a 25% rate) and (ii) ""qualified dividend income" has generally been reduced to 15%. In general, dividends payable by a real estate investment trust are not eligible for the reduced tax rate on corporate dividends, except to the extent certain holding requirements have been met and the real estate investment trust's dividends are attributable to dividends received from taxable corporations (such as our taxable REIT subsidiary), to income that was subject to tax at the corporate/real estate investment trust level (for example, if we distribute taxable income that we retained and paid tax on in the prior taxable year) or to dividends properly designated by us as "capital gain dividends." The applicable provisions of the United States federal income tax laws relating to the 15% tax rate are currently scheduled to "sunset" or revert back to the provisions of prior law effective for taxable years beginning after December 31, 2008, at which time the capital gains tax rate will be increased to 20% and the rate applicable to dividends will be increased to the tax rate then applicable to ordinary income.

Backup Withholding

        We report to our U.S. stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder who does not provide us with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder's federal income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status. See "—Taxation of Non-U.S. Stockholders."

Taxation of Tax-Exempt Stockholders

        Dividend income from us and gain arising from a sale of our stock will not be unrelated business taxable income to a tax-exempt stockholder, except as described below. This income or gain will be unrelated business taxable income, however, if a tax-exempt stockholder holds its shares as "debt financed property" within the meaning of the Code or if the shares are used in a trade or business of the tax-exempt stockholder. Generally, "debt financed property" is property, the acquisition or holding of which was financed through a borrowing by the tax-exempt stockholder.

        For tax-exempt stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, or qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) or (c)(20) of the Code, respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these set aside and reserve requirements.

        Notwithstanding the above, a portion of the dividends paid by a "pension-held REIT" may be treated as unrelated business taxable income as to certain trusts that hold more than 10%, by value, of the interests in the real estate investment trust. A real estate investment trust will not be a "pension-held REIT" if it is able to satisfy the "not closely held" requirement without relying on the look-through exception with respect to certain trusts. As a result of limitations on the transfer and ownership of stock contained in our charter, we do not expect to be classified as a "pension-held REIT," and accordingly, the tax treatment described above should be inapplicable to our stockholders. However, because our stock will be publicly traded, we cannot guarantee that this will always be the case.

Taxation of Non-U.S. Stockholders

        The preceding discussion does not address the rules governing United States federal income taxation of the ownership and disposition of our common stock by persons that are non-United States stockholders. When we use the term "non-U.S. stockholder" we mean stockholders who are not U.S. stockholders. In general, non-U.S. stockholders may be subject to special tax withholding requirements on distributions from us and with respect to their sale or other disposition of our common stock, except to the extent reduced or eliminated by an income tax treaty between the United States and the non-U.S. stockholder's country. A non-U.S. stockholder who is a stockholder of record and is eligible for reduction or elimination of withholding must file an appropriate form with us in order to claim such treatment. Non-U.S. stockholders should consult their own tax advisors concerning the federal income tax consequences to them of an acquisition of shares of our common stock, including the federal income tax treatment of dispositions of interests in and the receipt of distributions from us.

PLAN OF DISTRIBUTION

        Subject to the terms and conditions of a purchase agreement dated August 30, 2005, Cohen & Steers Capital Management, Inc. ("Cohen & Steers"), on behalf of itself and as investment adviser to certain investment advisory clients ("the Purchasers"), has agreed to purchase, and we have agreed to sell, 3,000,000 common shares. The purchase agreement provides that the obligations of the Purchasers to purchase the common shares included in this offering are subject to certain closing conditions.

        Jeffries & Company, Inc. is acting as settlement agent in connection with the sale of our common shares to the Purchasers and will receive a fee to be paid by the Purchasers.

LEGAL MATTERS

        The validity of the common shares will be passed upon for the company by Vernon, Vernon, Wooten, Brown, Andrews & Garrett, P.A., Burlington, North Carolina.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-3 (Reg. No. 333-61394/333-61394-01), as amended by the Post-Effective Amendment No. 2 to Form S-3, with respect to the securities we are offering. This prospectus supplement does not contain all the information contained in the registration statement, including its exhibits and schedules. You should refer to the registration statement, including the exhibits and schedules, for further information about us and the securities we are offering. Statements we make in this prospectus about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement, because those statements are qualified in all respects by reference to those exhibits. The registration statement, including exhibits and schedules, is on file at the offices of the SEC and may be inspected without charge.

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings, including the registration statement, are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You also may read and copy any document we file at the SEC's public reference rooms at 100 F Street, N.E., Room 1580, Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about their public reference rooms.

        You may also obtain copies of our SEC filings at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Our SEC filings are also available at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

        SEC rules allow us to include some of the information required to be in the registration statement by incorporating that information by reference to documents we file with them. That means we can disclose important information to you by referring you those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than information in such documents that is deemed not to be filed) until we sell all of the securities covered by this prospectus:

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  Annual Report on Form 10-K for the year ended December 31, 2004;

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  Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005;

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  Current Reports on Form 8-K, filed on March 30, 2005, May 13, 2005, August 23, 2005, August 31, 2005; and

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  Proxy Statement on Schedule 14A, dated April 11, 2005.

        You may request a copy of any filings referred to above (excluding exhibits), at no cost, by contacting us at the following address:

Tanger Factory Outlet Centers, Inc.
Attention: Investor Relations
3200 Northline Avenue, Suite 360
Greensboro, NC 27408
(336) 292-3010

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TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS
CAPITALIZATION
USE OF PROCEEDS
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